SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A1

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tufin Software Technologies Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.015 par value
(Title of Class of Securities)

M8893U102
(CUSIP Number)

August 24, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________

1 The initial Schedule 13G filed by the Reporting Persons on February 28, 2022 (the "Initial Schedule 13G") was inadvertently filed as a Schedule 13G/A and labeled as "Amendment No. 1". This is Amendment No. 1 to the Initial Schedule 13G.

CUSIP No. M8893U102	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON EVR Research LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. M8893U102	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON EVR Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. M8893U102	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER
Tufin Software Technologies Ltd.

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
5 Hashalom Road, ToHa Tower, Tel Aviv, Israel, 6789205

Item 2(a).	NAME OF PERSON FILING
This report on Schedule 13G/A is being filed by EVR Research LP, a Delaware limited partnership (the “Firm”) and EVR Master Fund, LP, a Cayman Islands exempted company (“EVR Master”).

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address for the Firm is: 411 Libbie Avenue, Suite 3, Richmond, VA 23226. The address for EVR Master is: 411 Libbie Avenue, Suite 3, Richmond, VA 23226.

Item 2(c).	CITIZENSHIP
The Firm is a Delaware limited partnership. EVR Master is a Cayman Islands exempted company.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Ordinary Shares, NIS 0.015 par value (the “Ordinary Shares”)

Item 2(e).	CUSIP NUMBER
M8893U102

CUSIP No. M8893U102	13G/A	Page 5 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________

Item 4.	OWNERSHIP

Information with respect to the Firm’s and EVR Master’s beneficial ownership of the Ordinary Shares is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm and EVR Master.

On the date of the event which required the filing of this Schedule 13G/A, EVR Master held more than ten percent of the Ordinary Shares outstanding on such date. The Firm, as the investment manager to EVR Master, may have been deemed to beneficially own such Ordinary Shares. Benjamin Wolf Joffe is the managing member of the general partner of the Firm and exercises investment discretion with respect to the securities held by the Master Fund.

CUSIP No. M8893U102	13G/A	Page 6 of 7 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M8893U102	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 26, 2022

EVR RESEARCH lp

/s/ Charles Portz
Name: Charles Portz
Title: Chief Compliance Officer

EVR MASTER FUND, LP

/s/ Charles Portz
Name: Charles Portz
Title: Chief Compliance Officer